FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES US$ 50 MILLION

REVOLVING CREDIT FACILITY FOR VIVEICA

•	The six-year peso-denominated facility is rated mxAAA by Standard & Poor’s and Aaa.mx by Moody’s, both in local currency

Mexico City, September 4, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that its housing subsidiary ViveICA has signed a revolving credit facility with an international bank for the peso equivalent US$50 million to finance new projects in several cities. The uncommitted facility has a maturity of six years with a four year revolving period, and is secured by a structure of trusts that hold assets of the relevant projects..

The structure has been rated mxAAA by Standard & Poor’s and Aaa.mx Moody’s on the Mexican scale. This facility allows ViveICA to finance pre-operational costs and recuperate part of the invested equity in land acquisition up to nine months prior to definitive project authorization; and full land value after such authorizations are granted. This facility significantly increases equity turnover and liquidity and among other advantages, this facility lowers all-in financing cost and allows better control of project cash flows through the trust structure.

The amount of the facility could be increased to the peso equivalent of US$100 million if agreed by the parties. Diego Quintana, ViveICA’s CEO, said: “This is the first structure of its kind applied to the housing industry, and we expect it to become a fundamental tool to finance ViveICA’s future growth plans.”

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer